Exhibit 99.1

O2 Micro® Reports First Quarter Financial Results

GEORGE TOWN, Grand Cayman, April 30, 2008. O2Micro® International Limited (NASDAQ: OIIM; SEHK: 0457), a leading supplier of innovative power management, and security components and systems for the Computer, Consumer, Industrial, and Communications markets, reported its financial results today for the first quarter ended March 31, 2008.

Financial results for the first quarter ending 3/31/2008:

Net sales for the first quarter of fiscal 2008 were $37.6 million. Q1 sales were up 7% from the first quarter of fiscal 2007. The increase in net sales reflects higher unit volumes and growth in underlying markets.

O2Micro recorded a gross margin of 58.5% in the first quarter of 2008. The gross margin compares favorably to the year-ago quarter when the company achieved a gross margin of 54.6%. The increase in gross margin compared to the year-ago period is due to product mix and the company’s ongoing effort to drive cost reductions. In particular, the company’s “Ocean One” initiative has seen good success and this has translated directly into recent gross margin increases.

Operating expenses were within expected target ranges for the first quarter. R&D expense was $9.8 million, or 26% of net revenue, while SG&A expense was $8.8 million, or 24% of net revenue. These dollar amounts include $258,000 and $415,000 of stock-based compensation, respectively. After tallying all of the net expenses, we delivered GAAP operating income of $2.2 million. The GAAP operating margin was 5.8% in the first quarter of 2008, which compares favorably to a 1% operating loss in Q1 2007.

GAAP net income was $2.3 million in Q1 2008. Net income per fully diluted ADS was $0.06. Both of these compare favorably with Q1 2007 when the company reported GAAP net income of $99,000 and break-even net income per ADS.

Supplementary data:

During the first quarter, the company spent $4.5 million to repurchase 531,751 ADS units. This brought the balance of unrestricted cash and short-term investments to $84.5 million, or $2.21 per fully diluted ADS as of March 31, 2008. Net accounts receivable was $24.9 million, and there were 59 days sales outstanding in accounts receivable at the end of Q1. At the same time, inventory was $22.2 million and turned over 2.8 times in the quarter.

Sterling Du, Chairman and CEO, commented, “O2Micro is off to a good start in 2008. We are driving toward another year of record revenue in spite of the economic headwinds that have developed.” Mr. Du continued, “O2Micro is a company that is built for the future. We are fortifying on our leading position in our core consumer and computer markets, while new growth areas, including DC/DC and battery management are continuing to expand.”

Conference Call: O2Micro will hold its first quarter conference call today at 2:00 p.m. PDT, 5:00 p.m. EDT, and 5:00 a.m. (May 1, 2008) Hong Kong time. You may participate using the following dial-in information.

In the US and CANADA:	888-417-8526, pass code #8341358
In HONG KONG:	800-968-103, pass code #8341358
Other INTERNATIONAL participants:	719-325-2485, pass code #8341358

A replay of the call will be available by phone until May 7th using the following dial-in information.

In the US and CANADA:	888-203-1112, pass code #8341358
In HONG KONG:	800-901-108, pass code #8341358
Other INTERNATIONAL participants:	719-457-0820, pass code #8341358

A live simulcast will also be available on the company website at www.o2micro.com, and an online replay will be available on the website for one week.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management, and security components and systems for the Computer, Consumer, Industrial, and Communications markets. Products include Intelligent Lighting, Battery Management, Power Management, SmartCardBus® and Security products, such as VPN/Firewall system solutions.

O2Micro International maintains an extensive portfolio of intellectual property with 9,604 patent claims granted, and over 10,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, SmartCardBus and combinations thereof are registered trademarks of O2Micro. All other trademarks are the property of their respective owners.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. They include statements regarding O2Micro’s future growth, long term profitability, increases in shareholder value, introduction of innovative technologies, expansion of O2Micro’s product and patent portfolios, legal expenditures, litigation activity and other statements regarding O2Micro’s or management’s intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro’s products due to adverse economic conditions in general or specifically affecting O2Micro’s markets, technical difficulties and delays in the development process, and errors in the products. You are also referred to the Form F-1 in connection with the company’s initial public offering in August 2000, Form F-3 in connection with the company’s public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contact Information:

Gary E. Abbott

Director of Investor Relations, O2Micro

Phone: 408.987.5920, x8888

Email: gary.abbott@o2micro.com

O2Micro International Limited and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income (Unaudited)

(In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended March 31,
	2008	2007
NET SALES	$37,556	$35,037
COST OF SALES	15,596	15,922

GROSS PROFIT	21,960	19,115

OPERATING EXPENSES (INCOME)
Research and development (1)	9,756	7,954
Selling, general and administrative (1)	8,847	8,128
Patent related litigation	3,174	3,255
Litigation income	(2,000)	—

Total Operating Expenses	19,777	19,337

INCOME (LOSS) FROM OPERATIONS	2,183	(222)

NON-OPERATING INCOME
Interest income	670	814
Foreign exchange loss	(114)	(256)
Other – net	13	2

Total Non-operating Income	569	560

INCOME BEFORE INCOME TAX	2,752	338
INCOME TAX EXPENSE	492	239

NET INCOME	2,260	99

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments	2,010	(11)
Unrealized gain (loss) on available-for-sale securities	(2,864)	707

Total Other Comprehensive Income (Loss)	(854)	696

COMPREHENSIVE INCOME	$1,406	$795

EARNINGS PER SHARE:
Basic	$0.0012	$0.0001

Diluted	$0.0012	$0.0001

EARNINGS PER ADS
Basic	$0.06	$—

Diluted	$0.06	$—

SHARES USED IN EARNINGS PER SHARE CALCULATION:
Basic (in thousands)	1,894,334	1,907,216

Diluted (in thousands)	1,903,655	1,914,363

ADS UNITS USED IN EARNINGS PER ADS CALCULATION:
Basic (in thousands)	37,887	38,144

Diluted (in thousands)	38,073	38,287

(1) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$258	$252
Selling, general and administrative	415	350

	$673	$602

O2Micro International Limited and Subsidiaries

Consolidated Balance Sheets

(In Thousand U.S. Dollars, Except Share Amounts)

	March 31, 2008	December 31, 2007
	(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$41,050	$52,597
Restricted cash	1,165	6,830
Short-term investments	43,407	28,650
Accounts receivable – net	24,855	24,600
Inventories	22,187	22,127
Prepaid expenses and other current assets	8,799	7,476

Total Current Assets	141,463	142,280

LONG-TERM INVESTMENTS	23,961	26,715

PROPERTY AND EQUIPMENT – NET	42,552	43,148

OTHER ASSETS
Restricted assets – net	10,837	12,393

Other Assets	4,257	3,876

TOTAL ASSETS	$223,070	$228,412

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$7,579	$10,841
Income tax payable	1,262	1,065
Accrued expenses and other current liabilities	11,409	11,597

Total Current Liabilities	20,250	23,503

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities	552	520

FIN 48 tax liabilities	210	210

Total Liabilities	21,012	24,233

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share Authorized – 250,000,000 shares	—	—
Ordinary shares at $0.00002 par value per share Authorized – 4,750,000,000 shares Issued –1,914,266,850 and 1,911,868,150 shares as of March 31, 2008 and December 31, 2007, respectively	38	38
Additional paid-in capital	145,882	144,944
Retained earnings	59,107	56,847
Accumulated other comprehensive income	2,792	3,646
Treasury stock – 31,587,550 shares and 5,000,000 as of March 31, 2008 and December 31, 2007, respectively	(5,761)	(1,296)

Total Shareholders’ Equity	202,058	204,179

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$223,070	$228,412